77C Exhibit


At a reconvened Special Meeting of Shareholders held on August 9, 2011, which had been adjourned on June 29, 2011 and July 26, 2011, shareholders of the Roxbury Small-Cap Growth Fund (the "Fund") considered a proposal to approve a new investment advisory agreement between Roxbury Capital Management, LLC and the Trust on behalf of the Fund. Shareholders of record of the Fund on May 16, 2011 were entitled to vote on the proposal. The proposal was approved at the reconvened August 9, 2011 Special Meeting of Shareholders and the votes recorded at the meeting are provided below. Percentage information relates to the votes recorded as a percentage of the outstanding shares at the record date.

Votes for            Votes Against        Votes Abstained
Percentage/Number    Percentage/Number    Percentage/Number

62.79%                0.08%                0.25%
3,413,325             4,201                13,532